SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 5, 2006

Commission File No. 0-28578

DASSAULT SYSTEMES S.A.
(Name of Registrant)

9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82-___________

ENCLOSURES:

Dassault Systemes S.A. is furnishing under cover of Form 6-K a press release dated April 5, 2006, announcing a first quarter 2006 conference call webcast for May 4, 2006.

DASSAULT SYSTEMES SCHEDULES
FIRST QUARTER 2006
CONFERENCE CALL WEBCAST
FOR MAY 4, 2006

Paris, France – April 5, 2006 - Dassault Systèmes (Nasdaq: DASTY; Euronext Paris: #13065, DSY PA) a worldwide leading software developer of product lifecycle management (PLM) solutions, will host a conference call on Thursday, May 4, 2006, to discuss its operating performance for the first quarter 2006 ended March 31, 2006.

The management of Dassault Systèmes will host the conference call at 9:00 AM New York Time – 3:00 PM Paris Time to discuss the Company’s operating performance.

The conference call will be available via the Internet by accessing Dassault Systèmes’ website at http://www.3ds.com/corporate/investors/. Follow the directions on the main page to link to the audio. Please go to the website at least fifteen minutes prior to the call to register, to download and install any necessary audio software. The webcast will be archived for 30 days.

About Dassault Systèmes
As world leader in 3D and Product Lifecycle Management (PLM) solutions, the Dassault Systèmes group brings value to more than 90,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systèmes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire life cycle of products from conception to maintenance. Our offering includes integrated PLM solutions for product development (CATIA®, DELMIA®, ENOVIA®, SMARTEAM®), mainstream product 3D design tools (SolidWorks®), 3D components (Spatial/ACIS®) and SIMULIATM, DS’ open multi-physics platform for realistic simulation. Dassault Systèmes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com

Contact:

Dassault Systèmes: Investor Relations Team 33.1.40.99.69.24	FD International: Harriet Keen 44.20.7831.3113 Jean-Benoît Roquette/Pierre Mas Nelly Dimey 33.1.47.03.68.10

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DASSAULT SYSTEMES S.A.

Date: April 5, 2006	By:	/s/ Thibault de Tersant
	Name:	Thibault de Tersant
	Title:	Executive Vice President, Finance and Administration